UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32628 / May 8, 2017

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In the Matter of                                                                :
                                                                                :
EXCELSIOR PRIVATE MARKETS FUND II (MASTER), LLC                                 :
EXCELSIOR PRIVATE MARKETS FUND III (MASTER), LLC                                :
NB CROSSROADS PRIVATE MARKETS FUND IV HOLDINGS LLC                              :
UST GLOBAL PRIVATE MARKETS FUND, LLC                                            :
EXCELSIOR VENTURE PARTNERS III, LLC                                             :
NEUBERGER BERMAN INVESTMENT ADVISERS LLC                                        :
NB ALTERNATIVES ADVISERS LLC                                                    :
NB ASGA FUND HOLDINGS LP                                                        :
NB CANAFUND PRIVATE DEBT LP                                                     :
NB CASPIAN HOLDINGS LP                                                          :
NB CPEG FUND HOLDINGS LP                                                        :
NB CROSSROADS XXI - LC HOLDINGS LP                                             :
NB CROSSROADS XXI - MC HOLDINGS LP                                            :
NB CROSSROADS XXI - SS HOLDINGS LP                                            :
NB CROSSROADS XXI - VC HOLDINGS LP                                            :
NB CRYSTAL PE HOLDINGS LP                                                       :
NB FLAMINGO PRIVATE DEBT LP                                                     :
NB GRANITE PRIVATE DEBT LP                                                      :
NB - IOWA'S PRIVATE UNIVERSITIES LP                                            :
NB LAOF - HOLDINGS LP                                                           :
NB PEP HOLDINGS LIMITED                                                         :
NB PINE PRIVATE DEBT LP                                                         :
NB PRIVATE DEBT FUND LP                                                         :
NB PRIVATE DEBT II HOLDINGS LP                                                  :
NB PRIVATE EQUITY CREDIT OPPORTUNITIES HOLDINGS LP                              :
NB RENAISSANCE PARTNERS HOLDINGS S.A.R.L.                                       :
NB RP CO-INVESTMENT & SECONDARY FUND LLC                                        :
NB RPPE PARTNERS LP                                                             :
NB SBS US 1 FUND LP                                                             :
NB SOF 2016-A MASTER LP                                                         :
NB SOF III HOLDINGS LP                                                          :
NB SOF IV HOLDINGS LP                                                           :
NB SOF IV CAYMAN HOLDINGS LP                                                    :
NB-SOMPO RA HOLDINGS LP                                                         :
NB SONORAN FUND LIMITED PARTNERSHIP                                             :
NB STRATEGIC CO-INVESTMENT PARTNERS III HOLDINGS LP                             :
NB WILDCATS FUND LP                                                             :

COLUMBIA NB CROSSROADS FUND II LP                          :
NORTHBOUND EMERGING MANAGER FUND II - A LP                 :
NORTHBOUND NCRS FUND LP                                    :
NYSCRF NB CO-INVESTMENT FUND LLC                           :
                                                           :
1290 Avenue of the Americas                                :
New York, NY 10104                                         :
                                                           :
(812-14548-05)                                             :
                                                           :
_____ :

ORDER UNDER SECTIONS 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT

Excelsior Private Markets Fund II (Master), LLC; Excelsior Private Markets Fund III (Master),
LLC; NB Crossroads Private Markets Fund IV Holdings LLC; UST Global Private Markets
Fund, LLC; Excelsior Venture Partners III, LLC; Neuberger Berman Investment Advisers LLC;
NB Alternatives Advisers LLC; NB ASGA Fund Holdings LP; NB Canafund Private Debt LP;
NB Caspian Holdings LP; NB CPEG Fund Holdings LP; NB Crossroads XXI - LC Holdings LP;
NB Crossroads XXI - MC Holdings LP; NB Crossroads XXI - SS Holdings LP; NB Crossroads
XXI - VC Holdings LP; NB Crystal PE Holdings LP; NB Flamingo Private Debt LP; NB Granite
Private Debt LP; NB - Iowa's Private Universities LP; NB LAOF - Holdings LP; NB PEP
Holdings Limited; NB Pine Private Debt LP; NB Private Debt Fund LP; NB Private Debt II
Holdings LP; NB Private Equity Credit Opportunities Holdings LP; NB Renaissance Partners
Holdings S.a.r.l.; NB RP Co-Investment & Secondary Fund LLC; NB RPPE Partners LP; NB
SBS US 1 Fund LP; NB SOF 2016-A Master LP; NB SOF III Holdings LP; NB SOF IV
Holdings LP; NB SOF IV Cayman Holdings LP; NB-Sompo RA Holdings LP; NB Sonoran
Fund Limited Partnership; NB Strategic Co-Investment Partners III Holdings LP; NB Wildcats
Fund LP; Columbia NB Crossroads Fund II LP; NorthBound Emerging Manager Fund II - A LP;
NorthBound NCRS Fund LP; and NYSCRF NB Co-Investment Fund LLC filed an application
on September 17, 2015, and amendments to the application on February 4, 2016; September 20,
2016; February 27, 2017; and March 28, 2017, requesting an order under section 17(d) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 under
the Act.  The order would permit certain registered closed-end management investment
companies (collectively, the "Regulated Entities") to co-invest in portfolio companies with each
other and with affiliated investment funds.

On April 10, 2017, a notice of the filing of the application was issued (Investment Company Act
Release No. 32597).  The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Entities in the proposed transactions

2

is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the relief requested by Excelsior Private Markets Fund II (Master), LLC, et al. (File No. 812-14548-05) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Eduardo A. Aleman
Assistant Secretary